U.S. FDA Licenses Sanofi Pasteur’s

New Influenza Vaccine Manufacturing Facility

- Sanofi Pasteur committed to increasing

its seasonal and pandemic influenza preparedness;

New facility will increase production capacity in the U.S. -

Swiftwater, Pa and Lyon, France - May 6, 2009 - Sanofi Pasteur, the vaccines division of sanofi-aventis Group (EURONEXT: SAN and NYSE: SNY), announced today that the U.S. Food and Drug Administration (FDA) has licensed its new influenza vaccine manufacturing facility.

This new facility, located in Swiftwater, Pennsylvania, will incorporate the latest technology in egg-based vaccine production as part of the company’s commitment to produce the largest number of doses of vaccine in the shortest time frame to adress the threat of seasonal and pandemic influenza.

The licensure of this facility today is for production of the company’s seasonal trivalent influenza vaccine, Fluzone®, Influenza Virus Vaccine, and augments the current Fluzone vaccine production capacity in the U.S. Sanofi Pasteur invested in the construction of this new $150 million, 140,000 square-foot (13,000 square-meter) vaccine facility as part of its commitment to support public health and to protect individuals against both seasonal and pandemic influenza. The new facility will produce 100 million doses when operating at full capacity.

In total, sanofi pasteur will have a capacity of approximately 150 million doses of trivalent seasonal influenza vaccine per year in the U.S. - 50 million doses from the existing facility and 100 million doses from the new facility. Production of Fluzone vaccine for the 2009-2010 season is already underway in the new facility.

“Sanofi Pasteur is assessing its capabilities to support public health efforts should the WHO and national health authorities request that influenza vaccine manufacturers start supplying vaccine to protect against the new influenza A (H1N1) virus,” said Wayne Pisano, President and CEO of Sanofi Pasteur. “With the licensure of this new influenza vaccine production facility, Sanofi Pasteur now has additional flexibility to produce seasonal influenza vaccine and to respond to requests from public health authorities to develop an A (H1N1) vaccine.”

As the world’s leading influenza vaccine manufacturer, Sanofi Pasteur produces approximately 40 percent of the influenza vaccines distributed worldwide and in the U.S. produced more than 45 percent of the influenza vaccines distributed for the 2008-2009 influenza season.

About Influenza

Influenza is a highly-contagious respiratory illness with severe health implications that, at times, can lead to death. Influenza viruses spread in respiratory droplets caused by coughing and sneezing. They usually spread from person to person, though sometimes people become infected by touching something with influenza virus on it and then touching their eyes, nose or mouth. Globally, seasonal influenza causes between three and five million cases of severe illness and 250,000 to 500,000 deaths every year. In the U.S. on average each year, one out of five Americans suffers from seasonal influenza, approximately 226,000 are hospitalized, and 36,000 die from seasonal influenza and its complications. The best way to prevent influenza is to get an influenza vaccination.

In the U.S., the Centers for Disease Control and Prevention (CDC) recommends that health-care providers begin offering seasonal influenza vaccine as soon as vaccine becomes available in late August or September, and to continue immunization efforts throughout the season. Health-care providers are urged to continue immunization efforts until the end of influenza season. Approximately 250 million people, or four out of five residents of the U.S., are recommended to receive influenza vaccine annually. The CDC recommends an annual influenza immunization for anyone who wishes to reduce their risk of contracting influenza; children 6 months through 18 years of age; adults 50 years of age and older; pregnant women; and anyone with chronic health conditions, such as asthma, chronic obstructive pulmonary disease (COPD), heart disease, and diabetes. The CDC also recommends annual immunization for caregivers and household contacts of these high-risk groups; such as relatives and health-care providers.

At present there is not yet an influenza vaccine available to prevent influenza caused by the new influenza A (H1N1) virus. Sanofi Pasteur is working closely with the World Health Organization and the CDC to prepare for the development and production of a vaccine that would help prevent against this new influenza A (H1N1) virus. If public health authorities deem it necessary, due to worsening pandemic threat, Sanofi Pasteur is ready to produce a new influenza A (H1N1) vaccine candidate.

About Fluzone Vaccine

Fluzone vaccine is given to persons 6 months of age and older for active immunization against influenza virus types A and B contained in the vaccine. A Fluzone vaccine formulation (trade name: Fluzone, Influenza Virus Vaccine, No Preservative) that does not contain a preservative at any stage in the manufacturing process was introduced in 2004-2005. It is the first FDA-licensed injectable influenza vaccine to be manufactured in this way.

Important Information

Fluzone vaccine is given for active immunization in persons 6 months of age and older against influenza virus types A and B contained in the vaccine.

Side effects to Fluzone vaccine are soreness at the injection site that can last up to 2 days, pain, and swelling; fever, fatigue, and muscular pain. Other side effects may occur. Fluzone vaccine should not be administered to anyone with a history of serious allergic reaction to any vaccine component, including eggs, egg products, or thimerosal (the only Fluzone vaccine product containing thimerosal is the multi-dose vial), or to persons who have been previously diagnosed with Guillain-Barré syndrome (GBS). If you notice any other problems or symptoms following vaccination, please contact your health-care professional immediately. Vaccination with Fluzone vaccine may not protect all individuals.

For more information about Fluzone vaccine, talk to your health-care professional. The full Prescribing Information for Fluzone vaccine is available at http://www.Fluzone.com.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofiaventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations	US Media Relations
Pascal Barollier	Donna Cary
T. +33-(0)4-37-37-50-38	T. +1-570-957-0717
pascal.barollier@sanofipasteur.com	donna.cary@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us

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